I, Marvin Johnson certify that:

(1) the financial statements of Dashible, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Dashible, Inc. included in this Form reflects accurately the information reported on the tax return for Dashible, Inc. filed for the fiscal year ended 12/31/2020.

Marvin Johnson

Marvin Johnson
CEO

4.29.2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.